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EXHIBIT 99.E.

                       CONSENT OF INDEPENDENT ACCOUNTANTS




To the Board of Directors of
C.M. Life Insurance Company

We consent to the inclusion in this Post-Effective Amendment No. 6 to the Registration Statement of C.M. Life Variable Life Separate Account I (Survivorship Variable Universal Life segment) on Form S-6 (Registration No. 333-41667), of our report dated February 25, 1999, on our audits of C.M. Life Variable Life Separate Account I (Survivorship Variable Universal Life segment), and of our report dated February 25, 1999, on our audits of the statutory financial statements of C.M. Life Insurance Company, which includes explanatory paragraphs relating to the use of statutory accounting practices, which differ from generally accepted accounting principles. We also consent to the reference to our Firm under the caption "Experts."




PricewaterhouseCoopers LLP
Springfield, Massachusetts
April 27, 1999